1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	August 20, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock company incorporated in the People’s Republic of China)

(Stock Code: 1171)

ANNOUNCEMENT

The 14th meeting of the third session of the Board was held on 17th August, 2007 at the Company’s headquarter. The resolutions passed by the Board are set out in this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 14th meeting of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 2nd August, 2007 by way of written notices or e-mails. The meeting was held on 17th August, 2007 at the Company’s headquarters at 298 Fushan South Road, Zoucheng City, Shandong Province, the People’s

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Republic of China (“PRC”). Thirteen directors were called upon for the meeting and all of them were present. The quorum of the meeting, the convening of the meeting and the voting at the meeting had complied with the requirements of laws and regulations such as the PRC Company Law, and the articles of association of the Company.

The thirteen directors present the meeting have unanimously agreed and passed the following resolutions:

1.	Approved the 2007 Interim Report of the Company and the 2007 interim results to be announced on 20th August, 2007 in the PRC and overseas.

The Company will not declare dividends or issue bonus shares through the capitalization of the capital reserve of the Company for the 2007 interim period.

2.	Approved “The proposal on extending the repayment term of the entrusted loan extended to Yancoal Australia Pty Limited”.

Approved to extend the repayment term from 7th November, 2007 to 7th November, 2008 in relation to the principal amount and the accrued interests of the entrusted loan of US$85.5 million (equivalent to approximately RMB 648.3 million) extended to the Company’s wholly-owned subsidiary, Yancoal Australia Pty Limited.

3.	Approved “The proposal on extending an entrusted loan to Yanzhou Coal Yulin Nenghua Company Limited”

The Company will extend an entrusted loan of RMB1,500 million to its subsidiary, Yanzhou Coal Yulin Neng Hua Company Limited (“Yulin Nenghua”) which is owned as to 97% by the Company. The term of the entrusted loan is 5 years with an interest rate of 7.2% per annum. The entrusted loan will be used for the construction of methanol facilities with a designed annual capacity of 0.6 million tonnes of methanol by Yulin Nenghua in Shaanxi province.

To ensure due implementation of the requirements of the China Securities Regulatory Commission and the Shandong Securities Regulatory Bureau under their respective “Notice on Issues Concerning Campaign to Strengthen Corporate Governance of Listed Companies” and “Notice on Certain Issues Concerning Campaign to Strengthen Corporate Governance of Listed Companies”, and to promote the development of the campaign on corporate governance, all valuable opinions and suggestions from investors and the general public are welcome:

Regulatory Department of Listed Companies of China Securities Regulatory Commission: gszl@csrc.gov.cn

Shanghai Stock Exchange: list22@secure.sse.com.cn

E-mail of the Company: mygsms@ykjt.cn

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This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Company’s directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The Company’s independent non-executive directors are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman

Zoucheng City, Shandong Province, PRC

17th August 2007

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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